UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40716

Riverview Acquisition Corp.

(Exact name of registrant as specified in its charter)

c/o Origin Merger Sub II, LLC

100 River Bluff Drive, Suite 210

Little Rock, Arkansas 72202

(501) 320-4880

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant
Class A Common Stock, par value $0.001 per share

Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at a price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Origin Merger Sub II, LLC, as successor by merger to Riverview Acquisition Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Origin Merger Sub II, LLC As successor by merger to Riverview Acquisition Corp. By: Westrock Coffee Company Its: Sole Member

Date: September 6, 2022	By:	/s/ Robert P. McKinney
	Name:	Robert P. McKinney
	Title:	Chief Legal Officer